                                                                 EXHIBIT (a)(10)


                                                Contact:   Roy Winnick
                                                           Kekst and Company
                                                           (212) 521-4842


                 HEDSTROM CORPORATION AND HC ACQUISITION CORP.
                EXTEND CASH TENDER OFFER FOR SHARES OF ERO, INC.
                     UNTIL 12:00 NOON, NEW YORK CITY TIME,
                           ON THURSDAY, JUNE 12, 1997


CORAOPOLIS, PENNSYLVANIA, JUNE 12, 1997 -- Hedstrom Corporation and its wholly owned subsidiary HC Acquisition Corp., both of Coraopolis, announced this morning that HC Acquisition has extended until 12:00 noon, New York City time, today its tender offer for all of the issued and outstanding shares of common stock of ERO, Inc. (NASDAQ:EROI) of Mount Prospect, Illinois at a price of $11.25 per share, net to the seller in cash. The tender offer was previously scheduled to expire last night at 12:00 midnight, New York City time. The terms of the extended tender offer are identical to those in the original tender offer contained in the tender offer materials filed with the Securities and Exchange Commission on April 17, 1997.

HC Acquisition has been advised by the depositary for the tender offer that as of 12:00 midnight, New York City time, last night, 10,834,922 shares of ERO's common stock (approximately 98.5% of the issued and outstanding shares) had been validly tendered and not withdrawn.